UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 131008

Abu Dhabi, United Arab Emirates

+971 2 301 4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) MMC NORILSK NICKEL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

MMC Norilsk Nickel

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note: This Statement on Schedule 13D is being filed by MMC Norilsk Nickel (“Norilsk Nickel”) to disclose that it does not beneficially own more than five percent of the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (“Plug Power”).  Previously, Norilsk Nickel, by virtue of its ownership of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”), could, pursuant to Section 13(d) of the Act and rules of the Securities and Exchange Commission adopted thereunder, have been deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the 44,626,939 shares of Common Stock (the “Shares”) owned by OGK-3.  Pursuant to Rule 13d-1(k)(1) of the Act, Norilsk Nickel previously made joint filings on Schedule 13D with OGK-3 in respect of the Shares.

Item 1.  Security and Issuer

This Statement relates to the Common Stock of Plug Power.  Plug Power’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110.

Item 2.  Identity and Background

Norilsk Nickel is an open joint-stock company organized under the laws of the Russian Federation.  Norilsk Nickel’s principal business is the producing and selling of various base and precious metals.  The address of Norilsk Nickel’s principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia.  As of the date hereof, Norilsk Nickel beneficially owns 0% of OGK-3.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling Norilsk Nickel, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.      Purpose of the Transaction

CJSC INTER RAO Capital acquired 65.16% of the outstanding shares of OGK-3 from Norilsk Nickel on March 18, 2011 and 14.08% of the outstanding shares of OGK-3 shares from JSC “Intergeneration,” a subsidiary of Norilsk Nickel (9.58% on March 18, 2011 and 4.5% on March 22, 2011).  The OGK-3 shares acquired by CJSC INTER RAO Capital were then contributed, shortly after their acquisition, to INTER RAO UES, an open joint stock company organized under the laws of the Russian Federation and affiliate of CJSC INTER RAO.  INTER RAO UES pledged such OGK-3 shares to Norilsk Nickel and JSC “Intergeneration” to secure INTER RAO UES’s obligation to issues shares of INTER RAO UES shares to Norilsk Nickel and JSC “Intergeneration.”  The pledge will terminate once the INTER RAO UES shares are issued.  As a result of these transactions, Norilsk Nickel and its subsidiaries no longer own a direct interest in OGK-3 and, accordingly, could no longer be deemed to have the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the Shares.

Except as set forth in this Statement, Norilsk Nickel does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

The information included in Items 2 and 4 of this Statement is hereby incorporated by reference into this Item 5.

(a) - (b)	Norilsk Nickel does not own any Common Stock of Plug Power.

(c)	The response to Item 4 is incorporated herein by reference.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	As of March 22, 2011 Norilsk Nickel does not beneficially own more than five percent of the Common Stock of Plug Power.

Item 7.            Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit A                Officers and Directors of Persons Named in Item 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 10, 2011

MMC NORILSK NICKEL

By:	/s/ Elena Bezdenezhnykh

Name:	Elena Bezdenezhnykh

Title:	General Counsel

EXHIBIT A

OFFICERS AND DIRECTORS OF NORILSK NICKEL

Executive Officers

Name	Present Principal Occupation	Citizenship

Vladimir I. Strzhalkovsky	General Director — Chairman of the Management Board of MMC Norilsk Nickel.	Russian Federation

Valery A. Matvienko	First Deputy General Director of MMC Norilsk Nickel.	Russian Federation

Oleg M. Pivovarchuk	First Deputy General Director of MMC Norilsk Nickel for external economic activities.	Russian Federation

Dmitry R. Kostoyev	Deputy General Director of MMC Norilsk Nickel for Finance and Economics.	Russian Federation

Evgeny I. Muravyov	Director of the Polar Division of MMC Norilsk Nickel.	Russian Federation

Viktor E. Sprogis	Deputy General Director of MMC Norilsk Nickel for Sales and Distribution.	Russian Federation

Vyacheslav Poltavtsev	Deputy General Director of MMC Norilsk Nickel.	Russian Federation

Sergey Selyandin	General Director of Kola MMC.	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship

Alexander S. Voloshin	Chairman of the Board of Directors of MMC Norilsk Nickel.	Russian Federation

Andrei E. Bougrov	Member of the Board of Directors of MMC Norilsk Nickel. Managing Director at Interros Holding Company.	Russian Federation

Andrey A. Klishas	Member of the Board of Directors of MMC Norilsk Nickel. Vice-President, Chairman of the Board of Directors at Interros Holding Company.	Russian Federation

Brad Mills	Member of the Board of Directors of MMC Norilsk Nickel.	USA

Ardavan Moshiri	Member of the Board of Directors of MMC Norilsk Nickel. Chairman of the Board of Directors of Metalloinvest Holding.	Great Britain

Maxim Sokov	Member of the Board of Directors of MMC Norilsk Nickel. Director for Investments at UC RUSAL.	Russian Federation

Vladislav Soloviev	Member of the Board of Directors of MMC Norilsk Nickel. General Director of En+ Group, member of the Board of Directors of UC RUSAL.	Russian Federation

Vladimir I. Strzhalkovsky	Member of the Board of Directors of MMC Norilsk Nickel. General Director — Chairman of the Management Board of MMC Norilsk Nickel.	Russian Federation

Dmitry Razumov	Member of the Board of Directors of MMC Norilsk Nickel. General Director, LLC ONEXIM Group.	Russian Federation

Guerman Aliev	Member of the Board of Directors of MMC Norilsk Nickel. Deputy CEO, Interros Holding Company.	Russian Federation

Anton Cherny	Member of the Board of Directors of MMC Norilsk Nickel.	Russian Federation

Vasily N. Titov	Member of the Board of Directors of MMC Norilsk Nickel. Deputy President-Chairman of Management Board at VTB Bank.	Russian Federation

Maxim Goldman	Member of the Board of Directors of MMC Norilsk Nickel.	Russian Federation